Exhibit 99.1

Alibaba and Suning Commerce Enter into Strategic Alliance

Builds on Synergies in Ecommerce, Logistics and O2O Initiatives

Hangzhou, China, August 10, 2015 — Alibaba Group Holding Limited (NYSE: BABA) (“Alibaba”) and Suning Commerce Group Limited (SSE: 002024) (“Suning”) today announced that Alibaba will invest approximately RMB28.3 billion (US$4.63 billion) for a 19.99% stake in Suning, one of the largest consumer electronics retail chains in China.  After the closing of the investment in Suning, Alibaba will be the second-largest shareholder in the company.

Concurrent with Alibaba’s investment in Suning, Suning will invest up to RMB14 billion (US$2.28 billion) to subscribe for up to 27.8 million newly issued ordinary shares of Alibaba. After the investment, Suning will hold approximately a 1.1% interest in Alibaba’s enlarged issued and outstanding share capital.

The strategic collaboration between Alibaba and Suning marks a milestone that signals the further integration of digital and offline retail.  This strategic collaboration will bring benefits to hundreds of millions of Chinese consumers who use Alibaba’s online platforms and Suning’s offline channels. By cooperating, Alibaba and Suning will be able to provide holistic and more convenient shopping experiences, as well as superior customer service to users looking to purchase online and through mobile devices.

As part of the transaction, Alibaba and Suning have entered into a strategic collaboration agreement to build on synergies in e-commerce, logistics and incremental business through joint omni-channel initiatives.  Under the collaboration, Suning will open a flagship store on Alibaba’s Tmall.com platform, focusing on consumer electronics, home appliances and baby products.  The store will offer high-quality product offerings at attractive prices and an unparalleled superior shopping experience.  Suning’s flagship store will be a major win for Tmall.com, and reflects Tmall’s status as the premiere platform for brands and retailers who wish to establish their online presence and direct engagement with customers.

In the area of logistics, Suning will become a partner of Cainiao, Alibaba’s logistics affiliate and Suning’s logistics services cover almost all of the 2,800 counties and districts in China.  Suning boasts a nationwide logistics network covering over 90% of China’s counties including eight national distribution centers, 57 regional distribution centers, 353 city forwarding centers and over 1,700 last-mile delivery stations.  With Cainiao’s intelligent delivery solutions and Suning’s well-developed distribution network, customers can expect to receive their orders in as fast as two hours in the near future.

This collaboration highlight’s how Alibaba Group’s unrivaled leadership in mobile commerce and payments makes it possible for offline retailers to have an aggressive and successful omni-channel strategy.  This collaboration brings together a strong bricks-and-mortar operation with an extensive online customer base and resources. Capitalizing on Suning’s extensive network of offline stores and leveraging Alibaba’s edge in data technology, both parties can explore online-to-offline and offline-to-online commerce opportunities that better serve customer needs and preferences.  The collaboration will provide many tangible benefits to consumers.  For example, consumers will be able to have a physical experience with the product in store, while at the same time being able to operate other areas — such as ordering and payment — through their own mobile device.  Not only will customers be able to enjoy the tremendous amount of offerings and pay directly via the Alipay Wallet on their mobile device, they will also be able to experience the products and after-sale services in person in Suning’s over 1,600 physical retail stores in 289 cities across China.  In addition, Suning’s retail stores, as well as its over 3,000 after-sales service locations and over 5,000 affiliate servicing partners in 320 cities across China will also be able to perform important after-sale maintenance or repair services to Tmall consumers.

Jack Ma, Executive Chairman of Alibaba Group, said, “Over the past two decades, e-commerce has become an inextricable part of the lives of Chinese consumers, and this new alliance brings forth a new commerce model that fully integrates online and offline.”  Ma added, “This alliance will benefit consumers and merchants by cultivating an open and transparent integrated ecosystem that will be the backbone of the future economy.”

Daniel Zhang, CEO of Alibaba Group, said, “We are seeing the integration of e-commerce with traditional commerce where consumers are able to enjoy a more engaged, omni-channel and seamless shopping experience. Customers will be able to enjoy the vast online offerings while having convenient access to physical stores. By maximizing Suning’s bricks-and-mortar assets with Alibaba’s vibrant ecosystem, we are in the best position to provide ultimate shopping experience for all our customers.”

Zhang Jindong, Suning’s Chairman, said: “The collaboration between Alibaba and Suning is a milestone in China’s retail industry and its influence on e-commerce and offline retailing will be enormous. This collaboration signals a new trend in the Internet age: Strengthening China’s traditional industries by leveraging the power of Internet. It will also help transform China’s manufacturing industry and broaden the global horizons of Chinese brands.”

Sun Weimin, Suning’s Vice Chairman, said “We believe the strengths of Alibaba and Suning complement each other. By exploring standards and models in the O2O sector, we hope to bring real benefits to Chinese consumers.”

Consummation of Alibaba’s investment in Suning and the investment by Suning in Alibaba are subject to customary closing conditions, including regulatory approvals and, in the case of the investment by Alibaba in Suning, the approval of the shareholders of Suning.

About Alibaba Group

Alibaba Group’s mission is to make it easy to do business anywhere. The company is the largest online and mobile commerce company in the world in terms of gross merchandise volume. Founded in 1999, the company provides the fundamental technology infrastructure and marketing reach to help businesses leverage the power of the Internet to establish an online presence and conduct commerce with hundreds of millions of consumers and other businesses.

Alibaba Group’s major businesses include:

•                  Taobao Marketplace (www.taobao.com), China’s largest online shopping destination

•                  Tmall.com (www.tmall.com), China’s largest third-party platform for brands and retailers

•                  Juhuasuan (www.juhuasuan.com), China’s most popular online group buying marketplace

•                  Alitrip (www.alitrip.com), a leading online travel booking platform

•                  AliExpress (www.aliexpress.com), a global online marketplace for consumers to buy directly from China

•                  Alibaba.com (www.alibaba.com), China’s largest global online wholesale platform for small businesses

•                  1688.com (www.1688.com), a leading online wholesale marketplace in China

•                  Aliyun (www.aliyun.com), a provider of cloud computing servicess to businesses and entrepreneurs

About Suning Commerce Group

Suning Commerce Group (“Suning”, Shenzhen Stock Exchange stock code: 002024), headquartered in Nanjing of China, is one of the largest consumer electronic retail chains in China. Established in 1990, Suning is primarily in the retail business of home appliances, consumer electronics, supermarket categories, baby products, books and virtual products. Suning was listed on the Shenzhen Stock Exchange in July 2004.

Media Contacts

Alibaba Group

Robert H. Christie

Alibaba Group

+1 917 860 9410

bob.christie@alibaba-inc.com

Rachel Chan

Alibaba Group

+852 9400 0979

rachelchan@hk.alibaba-inc.com

Suning Commerce

Michelle Ge
+86 13601367393
Geshuang@cnsuning.com

Safe Harbor Statements

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “potential,” “continue,” “ongoing,” “targets” and similar statements.  Among other things, statements that are not historical facts, including statements about Alibaba’s beliefs and expectations, the business outlook and quotations from management in this announcement, as well as Alibaba’s strategic and operational plans, are or contain forward-looking statements. Alibaba may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Alibaba’s goals and strategies; Alibaba’s future business development; Alibaba’s ability to maintain the trusted status of its ecosystem, reputation and brand; Alibaba’s ability to retain or increase engagement of buyers, sellers and other participants in its ecosystem and enable new offerings; Alibaba’s ability to successfully monetize traffic on its mobile platform; risks associated with limitation or restriction of services provided by Alipay; risks associated with increased investments in Alibaba’s business and new business initiatives; risks associated with acquisitions; changes in laws, regulations and regulatory environment that affect Alibaba’s business operations; privacy and regulatory concerns; competition; security breaches; the continued growth of the e-commerce market in China and globally; and fluctuations in general economic and business conditions in China and globally and assumptions underlying or related to any of the foregoing.  Further information regarding these and other risks is included in Alibaba’s filings with the SEC. All information provided in this press release is as of the date of this press release and are based on assumptions that we believe to be reasonable as of this date, and Alibaba does not undertake any obligation to update any forward-looking statement, except as required under applicable law.